April 7, 1998


EDGAR   (AW FORM)

Mr. Brion Thompson
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Amendment Withdrawal for:
           John Hancock Series, Inc. CIK No. 0000819300 -
           File Nos. 33-16048, 811-5254
           Requested Withdrawal of Amendment Registration Statement on Form N-1A

Dear Mr. Thompson:

         We hereby request withdrawal under Rule 477 of post-effective amendment number 29 for John Hancock Series, Inc. which was filed in error under the CIK numbers of John Hancock Series, Inc. Please note that an error was made in the CIK number when we submitted the above Registrant's post-effective number 29 filed on February 26, 1998 at 16:06 p.m.

         However, we erroneously made the filing under CIK number for John Hancock Series, Inc. which the SEC ordered deregistered under section 8(f) of the Investment Company Act of 1940 by Release No. 22964 on December 23, 1997.


         We did later file an annual update and post-effective amendment number 30 under John Hancock Series Trust which we filed on March 5, 1998 at 11:42 a.m. and assigned the accession number 0001010521-98-00213 and had the date adjusted from March 5, 1998 to February 26, 1998 to reflect our original intent.

     If you have any questions, please call me at (617) 375-1672 or Joan O'Neill at (617) 375-1707. Thank you.

Sincerely,


/s/Avery P. Maher
Avery P. Maher
Second Vice President and Assistant Secretary